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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             Hawaiian Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    419879101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Erin C. Ross
                       Watershed Asset Management, L.L.C.
                         One Maritime Plaza, Suite 1525
                         San Francisco, California 94111
                                 (415) 391-8900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 10, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 46 Pages
                         Exhibit Index Found on Page 23

                                       13D
===================
CUSIP No. 419879101
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Watershed Capital Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 3,971,372 Shares, which is 8.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]

------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   576,608 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  576,608 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            576,608 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            1.2% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================




                               Page 2 of 46 Pages

                                       13D
===================
CUSIP No. 419879101
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Watershed Capital Institutional Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 3,971,372 Shares, which is 8.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]

------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   2,623,212 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  2,623,212 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,623,212 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            5.6% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================




                               Page 3 of 46 Pages

                                       13D
===================
CUSIP No. 419879101
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            WCIP Cayman, Ltd.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 3,971,372 Shares, which is 8.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]

------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Cayman Islands
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   71,500 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  71,500 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            71,500 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.2% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================




                               Page 4 of 46 Pages

                                       13D
===================
CUSIP No. 419879101
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Watershed Asset Management, L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 3,971,372 Shares, which is 8.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]

------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   3,971,372 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  3,971,372 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            3,971,372 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            8.4% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================




                               Page 5 of 46 Pages

                                       13D
===================
CUSIP No. 419879101
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            WS Partners, L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 3,971,372 Shares, which is 8.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]

------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   3,199,820 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  3,199,820 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            3,199,820 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            6.8% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================




                               Page 6 of 46 Pages

                                       13D
===================
CUSIP No. 419879101
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Meridee A. Moore
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 3,971,372 Shares, which is 8.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]

------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   3,971,372 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  3,971,372 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            3,971,372 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            8.4% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================




                               Page 7 of 46 Pages

         This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on December 12, 2005 (collectively, with all amendments thereto, the "Schedule 13D").

         Preliminary Note: The Reporting Persons (as defined below) are filing this Schedule 13D with respect to shares of common stock, par value $0.01 per share (the "Shares"), of Hawaiian Holdings, Inc. (the "Company"). Certain of the Reporting Persons own, in aggregate, (i) 3,245,476 Shares and (ii) Warrants (the "Warrants") to purchase 725,896 Shares. Each Warrant has an exercise price of $7.20, subject to adjustment from time to time, and is immediately exercisable.

         As reported in the prior Schedule 13D, certain of the Reporting Persons had the right to acquire 1,058,823 Shares as in-kind distributions from RC Aviation LLC to such Reporting Persons as members of RC Aviation LLC (together with the one additional Share that was received as part of the in-kind distribution from RC Aviation LLC, the "LLC Shares"). Beneficial ownership of the LLC Shares was attributed to the Reporting Persons in the prior Schedule 13D. The distribution of such LLC Shares has occurred since the filing of the prior Schedule 13D and the Reporting Persons continue to be the deemed beneficial owners of the LLC Shares.

         As reported in the prior Schedule 13D, RC Aviation LLC, a principal investor in the Company in which certain of the Reporting Persons are members, held a warrant to purchase Shares from the Company. Pursuant to RC Aviation LLC's Second Amended and Restated Limited Liability Company Agreement dated as of June 1, 2005 (the "RC LLC Agreement"), RC Aviation LLC was obligated to distribute to certain of its members 90% of either (i) their pro rata share of such warrant or (ii) a cash amount equivalent to the value of such pro rata share. Since the filing of the prior Schedule 13D, RC Aviation LLC made an in-kind distribution of such warrant, resulting in certain of the Reporting Persons receiving, in aggregate, the Warrants to purchase 725,896 Shares. The prior Schedule 13D discussed the effect of the distribution of the warrant by RC Aviation LLC to the Reporting Persons and noted that upon receipt of such warrant by the Reporting Persons, the Reporting Persons would be deemed to beneficially own the Shares underlying the Warrants. At the time of the prior
Schedule 13D, however, beneficial ownership of the Shares underlying the Warrants was not attributed to the Reporting Persons. Given that the warrant has been distributed to the Reporting Persons, this amendment to the Schedule 13D attributes beneficial ownership of the 725,896 Shares underlying the Warrants to the Reporting Persons. For the full terms and conditions of the Warrants, see
Exhibit 5 filed herewith and incorporated herein by reference.

         Unless stated otherwise,  all numbers and percentages contained in this
Schedule 13D represent Shares currently held by certain Reporting Persons and all Shares that would be issued to certain Reporting Persons assuming full exercise of the Warrants, and such numbers and percentages do not otherwise reflect the Warrants.

Item 2.  Identity And Background
------   -----------------------

         Item 2 of the Schedule 13D is amended and restated in its entirety as follows:



                               Page 8 of 46 Pages

         (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

         The Funds
         ---------

                  (i) Watershed Capital Partners, L.P., a Delaware limited partnership ("WCP"), with respect to the Shares beneficially owned by it (through its direct ownership of Shares and Warrants);

                  (ii) Watershed Capital Institutional Partners, L.P., a Delaware limited partnership ("WCIP"), with respect to the Shares beneficially owned by it (through its direct ownership of Shares and Warrants) and its wholly-owned subsidiary, WCIP Cayman (as defined below); and

                  (iii) WCIP Cayman, Ltd., a Cayman Islands wholly-owned subsidiary of WCIP ("WCIP Cayman"), with respect to the Shares beneficially owned by it.

         WCP, WCIP and WCIP Cayman are together referred to herein as the "Funds."

         The Management Company
         ----------------------

                  (iv) Watershed Asset Management, L.L.C., a Delaware limited liability company (the "Management Company"), with respect to the Shares beneficially owned (through its direct ownership of Shares and Warrants) by Watershed Capital Partners (Offshore), Ltd. ("Watershed Offshore"), an entity managed by the Management Company, and with respect to the Shares beneficially owned (through their direct and indirect ownership of Shares and Warrants) by the Funds, for which the Management Company serves as an investment adviser.

         The General Partner
         -------------------

                  (v) WS Partners, L.L.C., a Delaware limited liability company, which is the general partner of each of WCP and WCIP (the "General Partner"), with respect to the Shares beneficially owned by WCP and WCIP (through their direct and indirect ownership of Shares and Warrants).

         The Managing Member
         -------------------

                  (vi) Meridee A. Moore, a United States citizen who is the Senior Managing Member of both the General Partner and the Management Company, with respect to the Shares beneficially owned by the Funds and Watershed Offshore (through their direct and indirect ownership of Shares and Warrants).

         Meridee A. Moore is referred to herein as the "Individual Reporting Person."



                               Page 9 of 46 Pages

         (b) The address of the principal business and principal office of the Funds, the General Partner, the Management Company and the Individual Reporting Person is c/o Watershed Asset Management, L.L.C., One Maritime Plaza, Suite 1525, San Francisco, California 94111.

         (c) The principal business of each of the Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the General Partner is to act as the general partner of each of WCP and WCIP. The principal business of the Management Company is to act as the investment adviser to the Funds and Watershed Offshore. The principal business of the Individual Reporting Person is serving as the Senior Managing Member of both the Management Company and the General Partner.

         (d) None of the Funds, the Management Company, the General Partner or the Individual Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Funds, the Management Company, the General Partner or the Individual Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each of the Funds, the General Partner, the Management Company and the Individual Reporting Person is set forth above.

Item 3.  Source And Amount Of Funds And Other Consideration
------   --------------------------------------------------

         Item 3 of the Schedule 13D is amended and supplemented by the following:

         Since the filing of the prior Schedule 13D, the Funds and Watershed Offshore acquired (i) 420,000 Shares through open-market purchases (the "Open Market Shares") and (ii) warrants to



                              Page 10 of 46 Pages
purchase 725,896 Shares through the distribution of the Warrants from RC Aviation LLC to such Reporting Persons, as members of RC Aviation LLC, pursuant to the terms of the RC LLC Agreement (as defined in the Preliminary Note), as reported in Item 4 of the prior Schedule 13D. Although previously reported in
Item 3 of the prior Schedule 13D, the Funds and Watershed Offshore also acquired the LLC Shares (as defined in the Preliminary Note) as an in-kind distribution from RC Aviation LLC to such Reporting Persons as members of RC Aviation LLC, pursuant to the terms of the RC LLC Agreement.

         The net investment cost (including commissions) for the Open Market Shares acquired by each of the Funds and Watershed Offshore since the filing of the prior Schedule 13D is set forth below:

    Entity                 Shares Acquired          Approximate Net
    ------                 ---------------          ---------------
                                                    Investment Cost
                                                    ---------------
    WCP                       114,000                  $401,511.32
    WCIP                       80,200                  $363,339.24
    WCIP Cayman                71,500                  $205,194.20
    Watershed Offshore        154,300                  $543,160.08

         The consideration for such acquisitions of the Open Market Shares and/or the investment in RC Aviation LLC was obtained as follows: (i) with respect to WCP, WCIP Cayman and Watershed Offshore, from working capital and/or borrowings pursuant to margin accounts maintained in the ordinary course of business by WCP, WCIP Cayman and Watershed Offshore at Goldman, Sachs & Co. and
(ii) with respect to WCIP, from working capital. WCP, WCIP Cayman and Watershed Offshore hold certain securities in their respective margin accounts at Goldman, Sachs & Co., and the accounts may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Open Market Shares and/or the investment in RC Aviation LLC.




                              Page 11 of 46 Pages

Item 4.  Purpose Of The Transaction
------   --------------------------

         Item 4 of the Schedule 13D is amended and updated as follows:

         The purpose of the acquisitions of the Shares and Warrants is for investment, and the acquisitions of the Shares and/or Warrants by each of the Funds and Watershed Offshore were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

         Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares and/or Warrants, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares and/or Warrants or dispose of any or all of its Shares and/or Warrants depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares and/or Warrants which it may hold at any point in time.

         Also, consistent with their investment intent and in an effort to maximize shareholder value, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company, potential investors in the Company and/or other persons regarding the Company, including but not limited to its operations.

         As stated in Item 3, the Shares reported herein were acquired by the Funds and Watershed Offshore either through open-market purchases or as in-kind distributions from RC Aviation LLC to such Reporting Persons, as members of RC Aviation LLC. In particular, 1,058,824 of the Shares reported herein (the LLC Shares) were acquired by certain of the Reporting Persons as in-kind distributions from RC Aviation LLC to such Reporting Persons as members of RC Aviation LLC.


                              Page 12 of 46 Pages

In addition, since the filing of the prior Schedule 13D, RC Aviation LLC made an in-kind distribution of the Common Stock Warrant described in Item 4 of the prior Schedule 13D. This distribution resulted in the Funds and Watershed Offshore receiving, in aggregate, the Warrants to purchase 725,896 Shares. As such Warrants are immediately exercisable, the Reporting Persons may be deemed, in aggregate, to be the beneficial owner of the 725,896 Shares underlying the Warrants. The Warrants are exercisable at an exercise price of $7.20 per Share, subject to adjustment from time to time for certain dilutive events, pursuant to the terms of the Warrants. The Warrants are immediately exercisable, subject to a cap (which may be waived by the holder upon 65 days' notice) that would prevent the holder of the Warrants from acquiring the underlying Shares to the extent that such acquisition would cause such holder, or any other persons who are deemed to beneficially own any Shares beneficially owned by such holder, to beneficially own in aggregate more than 9.999% of the total number of issued and outstanding Shares (including Shares that would be issuable upon the exercise of the Warrants).

         The descriptions above of the Common Stock Warrant and the Warrants are qualified in their entirety by the full terms and conditions of the Common Stock Warrant and the Warrants, which are incorporated herein by reference. For the full terms and conditions of the Common Stock Warrant, see Exhibit 10.44 to the Annual Report on Form 10-K filed by the Company with the SEC on March 23, 2006. For the full terms and conditions of the Warrants, see Exhibit 5 filed herewith.

         WCP, WCIP and Watershed Offshore have agreed to purchase certain warrants (the "Trade Warrants") issued by the Company to purchase an aggregate of 215,517 Shares, subject to the negotiation and completion of documentation and the satisfaction of any conditions precedent. Each Trade Warrant has an exercise price of $5.00 per Share, is immediately exercisable and has an expiration date of March 13, 2009. Upon the purchase of the Trade Warrants, the Reporting


                              Page 13 of 46 Pages

Persons will be deemed to beneficially own an additional 215,517 Shares. As the Reporting Persons are not currently deemed to beneficially own any of the Trade Warrants or any Shares underlying the Trade Warrants, the 3,971,372 Shares reported herein do not include such 215,517 additional Shares, which represent approximately 0.5% of the outstanding Shares of the Company. The description above of the Trade Warrants is qualified in its entirety by the full terms and conditions of the Trade Warrants, which are incorporated herein by reference. For the full terms and conditions of the Trade Warrants, see Exhibit 10.03 to the Form 8-K filed by the Company with the SEC on March 17, 2006.

         The Reporting Persons no longer own the Series A Notes or the Series B Notes reported in the Item 4 of the prior Schedule 13D, as such Notes were redeemed by the Company.

         Except to the extent the information stated in this Item 4 may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer
------   ------------------------------------

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

         (a)      The Funds
                  ---------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Fund is incorporated herein by reference for each such Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 46,553,914 Shares outstanding as of August 6, 2006, as reported by the Company in its Quarterly Report on Form 10-Q for the period ended June 30, 2006 and filed with the Securities and Exchange Commission on August 8, 2006, plus the number of additional Shares each Reporting Person is deemed to own through its beneficial ownership of Warrants.



                              Page 14 of 46 Pages

                  (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Funds in the past 60 days are set forth on Schedules A-B hereto and are incorporated herein by reference. All of such transactions were open-market transactions. No transactions by WCIP have been consummated in the past 60 days.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares and Warrants held by the WCP and WCIP as reported herein. WCIP is the sole shareholder of WCIP Cayman. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares and Warrants held by the Funds as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

                  (e)      Not applicable.

         (b)      The Management Company
                  ----------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

                  (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Management Company on behalf of Watershed Offshore in the past 60 days are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

                           For   information   regarding   transactions  by  the
                           Management Company on behalf of the Funds, see Item 5(a) above.

                  (d) The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares and Warrants held by Watershed Offshore and the Funds as reported herein. The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares and Warrants held by WCP and WCIP as reported herein. WCIP is the sole shareholder of WCIP Cayman. The Individual Reporting Person is the Senior Managing Member of the Management Company.

                  (e)      Not applicable.





                              Page 15 of 46 Pages

         (c)      The General Partner
                  -------------------

                  (a),(b)  The information set forth in Rows 7 through 13 of the
                           cover  page  hereto  for  the   General   Partner  is
                           incorporated herein by reference.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares and Warrants held by WCP and WCIP as reported herein. WCIP is the sole shareholder of WCIP Cayman. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares and Warrants held by the Funds as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

                  (e)      Not applicable.

         (d)      The  Individual Reporting Person
                  --------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Individual Reporting Person is incorporated herein by reference for the Individual Reporting Person.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares and Warrants held by WCP and WCIP as reported herein. WCIP is the sole shareholder of WCIP Cayman. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all the Shares and Warrants held by Watershed Offshore and the Funds as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

                  (e)      Not applicable.

         The Shares reported hereby for WCP and WCIP Cayman are beneficially owned by such Funds (in each case through their direct ownership of Shares and Warrants). Of the Shares reported hereby for WCIP, 2,551,712 Shares are owned directly by WCIP (through its direct ownership of Shares and Warrants) and the remaining 71,500 Shares are owned directly by WCIP Cayman.



                              Page 16 of 46 Pages

WCIP, as the sole shareholder of WCIP Cayman, may be deemed to be the beneficial owner of all such Shares owned by WCIP Cayman. WCIP hereby disclaims any beneficial ownership of any such Shares owned directly by WCIP Cayman. The Shares reported hereby by the Management Company on behalf of Watershed Offshore are beneficially owned by Watershed Offshore (through its direct ownership of Shares and Warrants). The General Partner, as general partner to WCP and WCIP, may be deemed to be the beneficial owner of all such Shares beneficially owned by WCP and WCIP (in each case through their direct and indirect ownership of Shares and Warrants). The Management Company, as investment adviser to Watershed Offshore and the Funds, may be deemed to be the beneficial owner of all such Shares beneficially owned by Watershed Offshore and the Funds (in each case through their direct and indirect ownership of Shares and Warrants). The Individual Reporting Person, as the Senior Managing Member of both the General Partner and the Management Company, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Funds and Watershed Offshore (in each case through their direct and indirect ownership of Shares and Warrants). Each of the Management Company, the General Partner and the Individual Reporting Person hereby disclaims any beneficial ownership of any such Shares.

Item 6.  Contracts,  Arrangements,   Understandings  Or
         ----------------------------------------------
         Relationships With Respect To Securities Of The Issuer
         ------------------------------------------------------

         Item 6 of the Schedule 13D is amended and updated as follows:

         As reported above, RC Aviation LLC distributed the 1,058,824 LLC Shares and the Warrants to certain of the Reporting Persons. For a description of the terms and conditions of the Warrants, see Item 4 above.

         Also as described in Item 4 above, WCP, WCIP and Watershed Offshore have agreed to purchase Trade Warrants issued by the Company to purchase in aggregate 215,517 Shares, subject




                              Page 17 of 46 Pages
to the negotiation and completion of documentation and the satisfaction of any conditions precedent. Each Trade Warrant has an exercise price of $5.00 per Share, is immediately exercisable and has an expiration date of March 13, 2009. Upon the purchase of the Trade Warrants, the Reporting Persons will be deemed to beneficially own an additional 215,517 Shares. As the Reporting Persons are not currently deemed to beneficially own any of the Trade Warrants or any Shares underlying the Trade Warrants, the 3,971,372 Shares reported herein do not include such 215,517 additional Shares, which represent approximately 0.5% of the outstanding Shares of the Company. The description above of the Trade Warrants is qualified in its entirety by the full terms and conditions of the Trade Warrants, which are incorporated herein by reference. For the full terms and conditions of the Trade Warrants, see Exhibit 10.03 to the Form 8-K filed by the Company with the SEC on March 17, 2006.

         Other than the Warrants, the RC LLC Agreement, the Trade Warrants and as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits
------   ---------------------------------

         Item 7 of the Schedule 13D is amended and updated as follows:

         There is filed herewith as Exhibit 4 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended. The form of the Warrants is filed herewith as Exhibit 5 to this Schedule 13D and incorporated herein by reference.









                              Page 18 of 46 Pages

                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 15, 2006


                      /s/ Meridee A. Moore
                      ----------------------------------------
                      WS PARTNERS, L.L.C.,
                      On its own behalf and
                      As the General Partner of
                      WATERSHED CAPITAL PARTNERS, L.P.
                      and WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P. By Meridee A. Moore,
                      Senior Managing Member


                      /s/ Meridee A. Moore
                      ----------------------------------------
                      WATERSHED ASSET MANAGEMENT, L.L.C.
                      On its own behalf and on behalf of
                      WCIP CAYMAN, LTD.
                      By Meridee A. Moore,
                      Senior Managing Member


                      /s/ Meridee A. Moore
                      ----------------------------------------
                      Meridee A. Moore





                              Page 19 of 46 Pages

                                   SCHEDULE A
                                   ----------

                        WATERSHED CAPITAL PARTNERS, L.P.
                        --------------------------------


                                  NO. OF SHARES             PRICE
             TRADE DATE             PURCHASED            PER SHARE ($)
            ------------           ----------           --------------

              6/23/06                6,400                  3.15
              7/28/06               19,300                  2.78











                              Page 20 of 46 Pages

                                   SCHEDULE B
                                   ----------

                                WCIP CAYMAN, LTD.
                                -----------------


                                  NO. OF SHARES             PRICE
             TRADE DATE             PURCHASED            PER SHARE ($)
            ------------           ----------           --------------

               6/23/06              17,200                  3.15
               7/28/06              54,300                  2.78








                              Page 21 of 46 Pages

                                   SCHEDULE C
                                   ----------

                       WATERSHED ASSET MANAGEMENT, L.L.C.
                       ----------------------------------

         The transactions listed below were effected solely on behalf of Watershed Offshore. For transactions on behalf of WCP and WCIP Cayman, see Schedules A and B, respectively.


                                  NO. OF SHARES             PRICE
             TRADE DATE             PURCHASED            PER SHARE ($)
            ------------           ----------           --------------

               6/23/06               8,600                  3.15
               7/28/06              26,400                  2.78









                              Page 22 of 46 Pages

                                  EXHIBIT INDEX

EXHIBIT 4                        Joint Acquisition Statement Pursuant to Section
                                 240.13d-1(k)
EXHIBIT 5                        Form of Warrant








                              Page 23 of 46 Pages

                                                                       EXHIBIT 4
                                                                              to
                                                                    SCHEDULE 13D


                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13d-1(k)
                        --------------------------------

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  August 15, 2005


                      /s/ Meridee A. Moore
                      ----------------------------------------
                      WS PARTNERS, L.L.C.,
                      On its own behalf and
                      As the General Partner of
                      WATERSHED CAPITAL PARTNERS, L.P.
                      and WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P. By Meridee A. Moore,
                      Senior Managing Member


                      /s/ Meridee A. Moore
                      ----------------------------------------
                      WATERSHED ASSET MANAGEMENT, L.L.C.
                      On its own behalf and on behalf of
                      WCIP CAYMAN, LTD.
                      By Meridee A. Moore,
                      Senior Managing Member


                      /s/ Meridee A. Moore
                      ----------------------------------------
                      Meridee A. Moore



                              Page 24 of 46 Pages

                                                                       EXHIBIT 5
                                                                              to
                                                                    SCHEDULE 13D


THE OFFER AND SALE OF THE WARRANT REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAW. NEITHER THIS WARRANT NOR THE UNDERLYING STOCK, NOR ANY PORTION THEREOF OR INTEREST THEREIN, MAY BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS THE SAME IS REGISTERED AND QUALIFIED IN ACCORDANCE WITH SAID ACT AND ANY APPLICABLE STATE SECURITIES LAW, OR, IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, SUCH REGISTRATION AND QUALIFICATION ARE NOT REQUIRED.

Warrant No. W-__                                                     May 1, 2006

                                     WARRANT
                         to Purchase the Common Stock of
                             Hawaiian Holdings, Inc.

         THIS CERTIFIES THAT, for value received, _____________ having an address at _______________________________________________________________, or
registered assigns, is entitled to purchase from Hawaiian Holdings, Inc., a Delaware corporation, or any successor (the "Company"), in whole or in part, at a purchase price of $7.20 per share (subject to adjustment as provided herein), at any time, from and after the date hereof to and including June 1, 2010, _______ shares of the fully paid and nonassessable Common Stock (as herein defined) (as such number may be adjusted as provided herein).

          The shares of Common Stock which may be purchased pursuant to this Warrant are referred to herein as the "Aggregate Number" Certain terms used in this Warrant are defined in Section 6.

        This Warrant certificate is being issued to consummate the distribution of Warrant No. W-3 by RC Aviation LLC to its members.

        The number of shares of Common Stock purchasable hereunder ("Warrant Shares") is subject to adjustment as hereinafter set forth. This Warrant is subject to the following provisions, terms and conditions:

         1. (a) Exercise of Warrant. The rights represented by this Warrant may be exercised by the Holder hereof, in whole or in part (but not as to a fractional share of Common Stock), by (A) the delivery of this Warrant, together with a properly completed Subscription Form in the form attached hereto, to the principal office of the Company at 3375 Koapaka Street, Suite G350, Honolulu, HI 96819 (or to such other address as it may designate by notice in writing to the Holder) and (B) payment to the Company of the Warrant Purchase Price for the Warrant Shares being purchased (i) by cash or by certified check or bank draft,
(ii) as provided in Section 1(b) or (iii) any combination thereof. In the case of payment of all or a portion of the Warrant Purchase Price pursuant to Section 1(b), the direction of the Holder to make a "cashless exercise" shall serve as accompanying payment for that potion of the Warrant Purchase Price. The Company agrees that the shares so purchased shall be deemed to be issued to the Holder as the record owner of such shares as of the close of business on the date on which this Warrant shall have




                              Page 25 of 46 Pages
been delivered to the Company and payment made for such shares as aforesaid. Certificates for the shares so purchased shall be delivered to the Holder within ten (10) Business Days after the rights represented by this Warrant shall have been so exercised, and, unless this Warrant has expired, a new Warrant representing, and with an Aggregate Number equal to, the number of Warrant Shares, if any, with respect to which this Warrant shall not then have been exercised, in all other respects identical with this Warrant, shall also be issued and delivered to the Holder within such time, or, at the request of such Holder, appropriate notation may be made on this Warrant and signed by the Company and the same returned to such Holder.

         (b) Cashless Exercise. If the sale of the Warrant Shares is not covered by a registration statement under the Securities Act, the Holder shall have the right to pay all or a portion of the Warrant Purchase Price by making a "Cashless Exercise" pursuant to this Section 1(b), in which case (i) shares of the Company's Common Stock other than the Warrant Shares or (ii) at any time after June 1, 2006, the Warrant Shares to be acquired upon the exercise of this Warrant may be applied to pay the exercise price in connection with the exercise of this Warrant in whole or in part. Any shares of Common Stock or Warrant Shares transferred to the Company as payment of the exercise price under this Warrant shall be valued at the Fair Market Value of such shares of Common Stock or Warrant Shares.

         (c) Transfer Restriction Legend. Each certificate for Warrant Shares issued upon exercise of this Warrant, unless at the time of exercise the offer and sale of such Warrant Shares are registered under the Securities Act, shall bear the following legend (and any additional legend required by applicable law or rule) on the face thereof:

                  The  offer  and sale of the  shares of stock
                  represented  hereby have not been registered
                  pursuant to the  Securities  Act of 1933, as
                  amended,   or  any  state   securities  law.
                  Neither  these   shares,   nor  any  portion
                  thereof or  interest  therein,  may be sold,
                  transferred or otherwise  disposed of unless
                  the same are  registered  and  qualified  in
                  accordance  with said Act and any applicable
                  state  securities law, or, in the opinion of
                  counsel   reasonably   satisfactory  to  the
                  Company, such registration and qualification are not required.

The provisions of Section 2 shall be binding upon all holders of certificates for Warrant Shares bearing the above legend and shall also be applicable to all holders of this Warrant.

         (d) Expenses and Taxes on Exercise. The Company shall pay all expenses, taxes and other charges payable in connection with the preparation, execution and delivery of any stock certificates and substitute Warrants pursuant to this
Section 1, except that, in case such stock certificates or Warrants shall be registered in a name or names other than the name of the holder of this Warrant, funds sufficient to pay all stock transfer taxes which shall be payable upon the execution and delivery of such stock certificates or Warrants shall be paid by the Holder to the Company at the time the Company delivers such stock certificates or Warrants to the Company for exercise.

         (e) Limitation on Exercise. Notwithstanding any provision of this Warrant to the




                              Page 26 of 46 Pages
contrary, the number of shares of Common Stock that may be acquired by the Holder upon any exercise of this Warrant shall be limited to the extent necessary to ensure that, following such exercise, the total number of shares of Common Stock then beneficially owned by Holder, its affiliates, any investment manager having discretionary investment authority over the accounts or assets of the Holder, or any other Persons whose beneficial ownership of Common Stock would be aggregated with the Holder's for purposes of Section 13(d) and Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act") does not exceed 9.999% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon exercise of this Warrant). For such purposes, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. The Company's obligation to issue shares of Common Stock in excess of the limitation referred to in this Section l(e) shall be suspended (and shall not terminate or expire notwithstanding any contrary provisions hereof) until such time, if any, as such shares of Common Stock may be issued in compliance with such limitation. By written notice to the Company at any time on or after the date hereof, the Holder may waive the provisions of this Section 1(e), or increase or decrease such limitation percentage to any other percentage specified in such notice, not to exceed 9.999%. Any such waiver, or increase or decrease, will not be effective until the sixty-fifth day after such notice is delivered to the Company

         2. (a) Warrants Not Registered: Transferee Restrictions. Each Holder, by acceptance thereof, represents and acknowledges that the offer and sale of this Warrant are not being registered under the Securities Act, that the issuance of this Warrant is being made in reliance on the exemption from registration under Section 4(2) of the Securities Act as not involving any public offering and that the Company's reliance on such exemption is predicated in part on the representations made by the initial Holder of this Warrant to the Company that such Holder (i) is acquiring this Warrant for investment purposes for its own account, with no present intention of reselling or otherwise distributing the same in violation of the Securities Act, subject, nevertheless, to any requirement of law that the disposition of its property shall at all times be within its control, (ii) is an "accredited investor" as defined in Regulation D under the Securities Act and (iii) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investments made or to be made in connection with the acquisition and exercise of this Warrant. Neither this Warrant nor the related Warrant Shares may be transferred except pursuant to an effective registration statement under the Securities Act or upon the conditions specified in Section 2(b).

         (b) Notice of Transfer, Opinion of Counsel. Each Holder, by acceptance hereof, agrees that prior to the disposition of this Warrant or of any Warrant Shares, other than pursuant to an effective registration under the Securities Act, such Holder will give written notice to the Company expressing such Holder's intention to effect such disposition and describing briefly such Holder's intention as to the manner in which this Warrant or the Warrant Shares theretofore issued or thereafter issuable upon exercise hereof, are to be disposed together with an opinion of counsel as may be designated by such Holder and reasonably satisfactory to the Company as to the necessity or non-necessity of registration under the Securities Act. If in the opinion of such counsel, the proposed disposition does not require registration under the Securities Act of the disposition of this Warrant and/or the Warrant Shares issuable or issued upon the exercise of this Warrant, such Holder shall be entitled to dispose of this Warrant and/or the Warrant Shares






                              Page 27 of 46 Pages
theretofore issued upon the exercise hereof, all in accordance with the terms of the notice delivered by such Holder to the Company. The Company is entitled to rely on the most recent written notice from the Holder with respect to the ownership of the Warrant.

         3. Representations, Warranties and Covenants of the Company.
            --------------------------------------------------------

           (a)    The Company hereby represents and warrants that:

                           (A)  The  Company  has  full   corporate   power  and
                  authority to execute and deliver this Warrant.

                           (B) The  execution  and  delivery of this Warrant and
                  the consummation by the Company of the transactions contemplated hereby have been duly and validly approved by all necessary corporate action on the part of the Company.

                           (C) This Warrant has been duly executed and delivered
                  by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms.

                           (D) The Holder of this Warrant,  when such Warrant is
                  issued by the Company to such Holder, shall have good title thereto free from all taxes, liens and charges with respect to the issuance thereof.

           (b)    The Company covenants and agrees that:

                           (A) Reservation of Shares. During the period within which the rights represented by this Warrant may be exercised, the Company will have at all times authorized, and reserved for the purpose of issue or transfer upon exercise of the rights evidenced by this Warrant, a sufficient number of shares of the Common Stock to provide therefore

                           (B) Issuance of Shares. The Warrant Shares issued pursuant to the exercise of this Warrant will, upon issuance, be duly and validly issued, fully paid and nonassessable and the holder of such Warrant Shares shall have good title to such Warrant Shares free from all taxes, liens and charges with respect to the issuance thereof.

                           (C) Listing on Securities Exchanges. The Company promptly will procure at its sole expense the listing of all Warrant Shares then registered for public sale (subject to issuance or notice of issuance) on all stock exchanges on which the shares of Common Stock are then listed.

         4. Participation in Distributions of Common Stock and Certain
            ----------------------------------------------------------
            Adjustments.
            -----------

         Under certain conditions, the Aggregate Number is subject to adjustment as set forth in this Section 4. No adjustments shall be made under this Section 4 as a result of the issuance by the Company of the Warrant Shares upon exercise of this Warrant.



                              Page 28 of 46 Pages

         (a) Adiustments. The Aggregate Number, after taking into consideration any prior adjustments pursuant to this Section 4, shall be subject to adjustment from time to time as follows and, thereafter, as adjusted, shall be deemed to be the Aggregate Number hereunder. No adjustment shall be made under this Section 4(a) upon the issuance of Convertible Securities or Common Stock issuable upon exercise or conversion of such Convertible Securities if an adjustment shall previously have been made upon the issuance of such Convertible Securities pursuant to Section 4(c).

                                    (i)  Stock   Dividends;   Subdivisions   and
                           Combinations. In case at any time or from time to time the Company shall:

                           (A) issue to the holders of the Common Stock a dividend payable in, or other distribution of, Common Stock (a "Stock Dividend"),

                           (B) subdivide its outstanding  shares of Common Stock
                  into a larger number of shares of Common Stock, including without limitation by means of a stock split (a "Stock Subdivision"), or

                           (C) combine its  outstanding  shares of Common  Stock
                  into a smaller number of shares of Common Stock (a "Stock Combination"),

                  then the Aggregate Number in effect immediately prior thereto shall be (1) proportionately increased in the case of a Stock Dividend or a Stock Subdivision and (2) proportionately decreased in the case of a Stock Combination. In the event the Company shall declare or pay, without consideration, any dividend on the Common Stock payable in any right to acquire Common Stock for no consideration, then the Company shall be deemed to have made a Stock Dividend in an amount of shares equal to the maximum number of shares issuable upon exercise of such rights to acquire Common Stock.

                                    (ii)  Other  Distributions.  In  case at any
                           time or from time to time the Company shall take a record of the holders of the Common Stock for the purpose of entitling them to receive any dividend or other distribution, other than a distribution of Common Stock, Convertible Securities or options, warrants or other rights to subscribe for or purchase any Convertible Securities (collectively, a "Distribution"), of:

                           (A) Cash  (other  than  regular  quarterly  dividends
                  payable out of current consolidated earnings);

                           (B) any evidences of its indebtedness,  any shares of
                  its CapitalStock (other than Common Stock) or any other securities or property of any nature whatsoever (other than cash); or

                           (C) any options, warrants or other rights to subscribe for or purchase any of the following: any evidences of its indebtedness, any shares of its Capital Stock (other than Common Stock) or any other securities or property of any nature whatsoever (other than cash),







                              Page 29 of 46 Pages
                  then the Holder shall be entitled to receive such Distribution as if the Holder had fully exercised this Warrant upon the exercise of this Warrant at any time on or after the taking of such record, the number of Warrant Shares to be received upon exercise of this Warrant determined as stated herein and, in addition and without further payment, the cash, evidences of indebtedness, stock, securities, other property, options, warrants and/or other rights (or any portion thereof) to which the Holder would have been entitled by way of such
                  Distribution and subsequent dividends and distributions through the date of exercise as if such Holder (x) had fully exercised this Warrant immediately prior to such Distribution and (y) had retained the Distribution in respect of the Common Stock and all subsequent dividends and distributions of any nature whatsoever in respect of any stock or securities paid as dividends and distributions and originating directly or indirectly from such Common Stock.

                           A reclassification of the Common Stock into shares of
                  Common Stock and shares of any other class of stock shall be deemed a Distribution by the Company to the holders of the Common Stock of such shares of such other class of stock and, if the outstanding shares of Common Stock shall be changed into a larger or smaller number of shares of Common Stock as a part of such reclassification, such event shall be deemed a Stock Subdivision or Stock Combination, as the case may be, of the outstanding shares of Common Stock within the meaning of
                  Section 4(a)(i) hereof.

                                    (iii)  Issuance of Common  Stock.  If at any
                           time or from time to time the Company shall (except as hereinafter provided in this Section 4(a)(iii)) issue or sell any additional shares of Common Stock for a consideration per share less than the Fair Market Value, then, effective on the date specified below, the Aggregate Number shall be adjusted by multiplying (A) the Aggregate Number immediately prior thereto by (B) a fraction, the numerator of which shall be the sum of the number of shares of Common Stock outstanding immediately prior to the issuance of such additional shares of Common Stock (calculated on a Fully Diluted basis) and the number of such additional shares of Common Stock so issued and the denominator of which shall be the sum of the number of shares of Common Stock outstanding immediately prior to the issuance of such additional shares of Common Stock (calculated on a Fully Diluted basis) and the number of shares of Common Stock which the aggregate consideration for the total number of such additional shares of Common Stock so issued would purchase at the Fair Market Value. The date as of which the Fair Market Value shall be computed shall be the earlier of the date on which the Company shall enter into a firm contract or commitment for the issuance of such additional shares of Common Stock or the date of actual issuance of such additional shares of Common Stock.

         The provisions of this Section 4(a)(iii) shall not apply to any issuance of additional shares of Common Stock for which an adjustment is otherwise provided under




                              Page 30 of 46 Pages

Section 4(a)(i) hereof. No adjustment of the Aggregate Number shall be made under this Section 4(a)(iii) upon:

                  (A) the issuance of any additional shares of Common Stock which are issued pursuant to (x) the exercise of other subscription or purchase rights or (y) the exercise of any conversion or exchange rights in any Convertible Securities, provided that for purposes of clauses (x) or (y) an adjustment shall previously have been made upon the issuance of such other rights or upon the issuance of such Convertible Securities pursuant to Section 4(a)(iv) or (v) hereof or no such adjustment shall have been required upon the issuance of such other rights or Convertible Securities;

                  (B) the issuance of Common Stock in any merger or other acquisition of a business or Person approved by the Board of Directors of the Company;

                  (C)  the  issuance  of  Common  Stock  in a  Qualified  Public
         Offering;

                  (D) the issuance of Common Stock upon the exercise of rights issued in connection with the contemplated rights offering by the Company for the purpose of the redemption of the Series A Subordinated Convertible Notes and Series B Subordinated Convertible Notes issued by the Corporation (collectively, the "Subordinated Convertible Notes"), prior to the first anniversary of the issuance of the Subordinated Convertible Notes;

                  (E) the issuance of up to 1,500,000 shares of Common Stock issuable to unions of Hawaiian Airlines, Inc., in transactions approved by the Board of Directors of the Company;

                  (F) the issuance of shares of Common Stock upon the exercise of stock options or other awards made or denominated in shares of Common Stock under the Company's 2005 Stock Incentive Plan or any of the Company's other stock plans including any stock option, stock purchase, restricted stock or similar plan hereafter adopted by the Board of Directors of the Company and, if required by applicable law or stock exchange requirement, approved by the stockholders of the Company;

                  (G) the issuance of Common Stock on exercise or conversion of Convertible Securities outstanding on the Closing Date; or

                  (H) the issuance of Common Stock pursuant to Convertible Securities to financial institutions or similar entities in transactions approved by the Board of Directors of the Company, the principal purpose of which is not raising capital through the sale of equity securities.

                                    (iv) Warrants and Options. If at any time or
                           from time to time the Company shall take a record of the holders of the Common






                              Page 31 of 46 Pages

                           Stock for the purpose of entitling them to receive a distribution of, or shall in any manner (whether directly, by assumption in a merger in which the Company is the surviving corporation and in which the shareholders of the Company immediately prior to the merger continue to own more than fifty percent (50%) of the outstanding Common Stock immediately after the merger and for a period of one hundred eighty (180) days thereafter, or otherwise) issue or sell any warrants, options or other rights to subscribe for or purchase, directly or indirectly, any Convertible Securities, whether or not the rights to subscribe, purchase, exchange or convert thereunder are immediately exercisable, and the consideration per share for which additional shares of Common Stock may at any time thereafter be issuable pursuant to such warrants, options or other rights or pursuant to the terms of such Convertible Securities shall be less than the Fair Market Value, then the Aggregate Number shall be adjusted as provided in Section 4(a)(iii) hereof on the basis that (A) the maximum number of additional shares of Common Stock issuable pursuant to all such warrants, options or other rights or necessary to effect the conversion or exchange of all such Convertible Securities shall be deemed to have been issued as of the date of the determination of the Fair Market Value as hereinafter provided and (B) the aggregate consideration for such maximum number of additional shares of Common Stock shall be deemed to be the minimum consideration received and receivable by the Company for the issuance of such additional shares of Common Stock pursuant to the terms of such warrants, options or other rights or such Convertible Securities. For purposes of this
                           Section 4(a)(iv), the effective date of such adjustment and the date as of which the Fair Market Value shall be computed shall be the earliest of (x) the date on which the Company shall take a record of the holders of the Common Stock for the purpose of entitling them to receive any such warrants, options or other rights, (y) the date on which the Company shall enter into a firm contract or commitment for the issuance of such warrants, options or other rights and (z) the date of actual issuance of such warrants, options or other rights.

                  No adjustment of the Aggregate Number shall be made under this
         Section 4(a)(iv) upon:

                           (A) the  issuance of any  warrants,  options or other
                  rights which are issued pursuant to the exercise of any warrants, options or other rights if an adjustment shall have been made or is contemporaneously made or if no such adjustment shall have been required upon the issuance of such warrants, options or other rights, pursuant to this Section 4(a)(iv);

                           (B) the issuance of warrants, options or other rights
                  to subscribe for or purchase Convertible Securities in any merger or other acquisition of a business or Person approved by the Board of Directors of the Company;






                              Page 32 of 46 Pages

                           (C) the issuance of warrants, options or other rights
                  to subscribe for or purchase shares of Common Stock or other awards made or denominated in shares of Common Stock under the Company's 2005 Stock Incentive Plan or any of the Company's other stock plans including any stock option, stock purchase, restricted stock or similar plan hereafter adopted by the Board of Directors of the Company and, if required by applicable law or stock exchange requirement, approved by the stockholders of the Company;

                           (D) the  issuance of rights to purchase  Common Stock
                  issued in connection with the contemplated rights offering by the Company for the purpose of the redemption of the Subordinated Convertible Notes, prior to the first anniversary of the issuance of the Subordinated Convertible Notes; or

                           (E) the issuance of options, warrants or other rights
                  to subscribe for or purchase Convertible Securities to financial institutions or similar entities in transactions approved by the Board of Directors of the Company, the principal purpose of which is not raising capital through the sale of equity securities.

                                    (v) Convertible  Securities.  If at any time
                           or from time to time the Company shall take a record of the holders of the Common Stock for the purpose of entitling them to receive a distribution of or shall in any manner (whether directly, by assumption in a merger in which the Company is the surviving corporation and in which the shareholders of the Company immediately prior to the merger continue to own more than fifty percent (50%) of the outstanding Common Stock immediately after the merger and for a period of one hundred eighty (180) days thereafter, or otherwise) issue or sell Convertible Securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the consideration per share for the additional shares of Common Stock which may at any time thereafter be issuable pursuant to the terms of such Convertible Securities shall be less than the Fair Market Value, then the Aggregate Number shall be adjusted as provided in Section 4(a)(iii) hereof on the basis that (A) the maximum number of additional shares of Common Stock necessary to effect the conversion or exchange of all such Convertible Securities shall be deemed to have been issued as of the date of the determination of the Fair Market Value as herein provided and (B) the aggregate consideration for such maximum number of additional shares of Common Stock shall be deemed to be the minimum consideration received and receivable by the Company for the issuance of such additional shares of Common Stock pursuant to the terms of such Convertible Securities. For purposes of this Section 4(a)(v), the effective date of such adjustment and the date as of which the Fair Market Value shall be computed shall be the earliest of (x) the date on which the Company shall take a record of the holders of the Common Stock for the purpose of entitling them to receive any such Convertible Securities, (y) the date on which the Company shall enter into a






                              Page 33 of 46 Pages
                           firm contract or commitment for the issuance of such Convertible Securities and (z) the date of actual issuance of such Convertible Securities.

                  No adjustment of the Aggregate Number shall be made under this
         Section 4(a)(v) upon:


                           (A) the issuance of any Convertible  Securities which
                  are issued pursuant to the exercise of any warrants, options or other subscription or purchase rights if an adjustment shall previously have been made or is contemporaneously made or if no such adjustment shall have been required upon the issuance of such warrants, options or other rights pursuant to
                  Section 4(a)(iv) hereof;

                           (B) the  issuance of  Convertible  Securities  in any
                  merger or other acquisition of a business or Person approved by the Board of Directors of the Company;

                           (C) the issuance of Convertible  Securities  upon the
                  exercise, conversion or the extension of the term of Convertible Securities outstanding on the Closing Date or the cancellation and reissuance with identical terms and conditions except for a longer term of any such Convertible Securities outstanding on the Closing Date; or

                           (D) the issuance of Convertible Securities to financial institutions or similar entities in transactions approved by the Board of Directors of the Company, the principal purpose of which is not raising capital through the sale of equity securities.

                                    (vi) Subsequent Adjustments.  If at any time
                           after any adjustment of the Aggregate Number shall have been made pursuant to Section 4(a) (iv) or (v) hereof on the basis of the issuance of warrants, options or other rights or the issuance of Convertible Securities, or after any new adjustments of the Aggregate Number shall have been made pursuant to this Section 4(a)(vi), then:

                           (A) such warrants;  options or rights or the right of
                  conversion or exchange in such Convertible Securities shall expire, and all or a portion of such warrants, options or rights, or the right of conversion or exchange in respect of all or a portion of such Convertible Securities, as the case may be, shall not have been exercised prior to such expiration, then

                           (B) such previous  adjustment  shall be rescinded and
                  annulled and the additional shares of Common Stock which were deemed to have been issued by virtue of the computation made in connection with such adjustment shall no longer be deemed to have been issued by virtue of such computation;

                           (C) simultaneously  therewith,  a recomputation shall
                  be made of the effect of such warrants, options or rights or Convertible Securities on the determination of the Aggregate Number, which shall be made on the basis of






                              Page 34 of 46 Pages
                  treating the number of additional shares of Common Stock, if any, theretofore actually issued pursuant to any previous exercise of such warrants, options or rights or such right of conversion or exchange as having been issued on the date or dates of such exercise and, in the case of a recomputation of a calculation originally made pursuant to Section 4(a)(iv) or
                  (v), for the consideration actually received and receivable therefor;

                           and, if and to the extent called for by the foregoing
                  provisions of Section 4(a)(vi) on the basis aforesaid, a new adjustment of the Aggregate Number shall be made, such new adjustment shall supersede the previous adjustment so rescinded and annulled.

                                    (vii)    Miscellaneous.     The    following
                           provisions shall be applicable to the making of adjustments of the Aggregate Number provided above in this Section 4(a):

                           (A) Whenever the Aggregate Number is adjusted pursuant to this Section 4(a), the Warrant Purchase Price per Warrant Share payable upon exercise of this Warrant shall be adjusted by multiplying the Warrant Purchase Price immediately prior to such adjustment by a fraction, the numerator of which shall be the Aggregate Number prior to such adjustment, and the denominator of which shall be the Aggregate Number following such adjustment.

                           (B) The sale or other disposition of any issued shares of Common Stock owned or held by or for the account of the Company or any of its Subsidiaries shall be deemed an issuance thereof for the purposes of this Section 4(a).

                           (C) To the  extent  that  any  additional  shares  of
                  Common Stock or any Convertible Securities or any warrants, options or other rights to subscribe for or purchase any Convertible Securities (1) are issued solely for cash consideration, the consideration received by the Company therefor shall be deemed to be the amount of the cash received by the Company therefor or (2) are offered by the Company for subscription, the consideration received by the Company shall be deemed to be the subscription price, in any such case excluding any amounts paid or receivable for accrued interest or accrued or accumulated dividends. To the extent that such issuance shall be for a consideration other than cash, or partially for cash and partially for other consideration, then the amount of such consideration shall be deemed to be the fair market value of such other consideration plus, if applicable, the amount of such cash at the time of such issuance, determined in the manner set forth in Section 4(d)(ii). In case any additional shares of Common Stock or any Convertible Securities or any warrants, options or other rights to subscribe for or purchase any Convertible Securities shall be issued in connection with any merger in which the Company is the survivor and issues any securities, the amount of consideration therefor shall be deemed to be the fair market value of such additional shares of Common Stock,




                              Page 35 of 46 Pages

                  Convertible Securities, warrants, options or other rights, as the case may be, determined in the manner set forth in Section 4(d)(ii).

                           The  consideration  for any  shares of  Common  Stock
                  issuable pursuant to the terms of any Convertible Securities shall be equal to (x) the consideration received by the Company for issuing any warrants, options or other rights to subscribe for or purchase such Convertible Securities, plus
                  (y) the consideration paid or payable to the Company in respect of the subscription for or purchase of such Convertible Securities, plus (z) the consideration, if any, payable to the Company upon the exercise of the right of conversion or exchange of such Convertible Securities.

                           In case of the issuance at any time of any additional
                  shares of Common Stock or Convertible Securities in payment or satisfaction of any dividends upon any class of stock other than Common Stock, the Company shall be deemed to have received for such additional shares of Common Stock or Convertible Securities a consideration equal to the amount of such dividend so paid or satisfied.

                           (D) The adjustments required by the preceding paragraphs of this Section 4(a) shall be made whenever and as often as any specified event requiring an adjustment shall occur, except that no adjustment of the Aggregate Number that would otherwise be required shall be made if the amount of such adjustment shall be less than one percent (1%) of the number of Warrant Shares issuable upon exercise of the Warrants immediately prior to such adjustment. Any adjustment representing a change of less than such minimum amount (except as aforesaid) shall be carried forward and made as soon as such adjustment, together with other adjustments required by this Section 4(a) and not previously made, would result in a minimum adjustment. For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

                           (E) In computing adjustments under this Section 4(a),
                  fractional interests in Common Stock shall be taken into account to the nearest one-thousandth of a share.

                           (F) If the Company shall take a record of the holders
                  of the Common Stock for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights and shall, thereafter and before the distribution to shareholders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights, then no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

         (b) Changes in Common Stock. In case at any time the Company shall initiate any transaction or be a party to any transaction (including, without limitation, a merger, consolidation, share exchange, sale, lease or other disposition of all or substantially all of the Company's assets,



                              Page 36 of 46 Pages
liquidation, recapitalization or reclassification of the Common Stock) in connection with which the previous outstanding Common Stock shall be changed into or exchanged for different securities of the Company or Capital Stock or other securities of another corporation or interests in a non-corporate entity or other property (including cash) or any combination of the foregoing (each such transaction being herein called a "Transaction"), then, as a condition of the consummation of the Transaction and without duplication of any adjustment made pursuant to Section 4(a)(i), lawful, enforceable and adequate provision shall be made so that the Holder shall be entitled to receive upon exercise of this Warrant at any time on or after the consummation of the Transaction, in lieu of the Warrant Shares issuable upon such exercise prior to such consummation, the securities or other property (including cash) to which such Holder would have been entitled upon consummation of the Transaction if such Holder had exercised this Warrant immediately prior thereto (subject to adjustments from and after the consummation date as nearly equivalent as possible to the adjustments provided for in this Section 4). The foregoing provisions of this Section 4(b) shall similarly apply to successive Transactions.

         (c) Other Action Affecting Capital Stock. In case at any time or from time to time the Company shall take any action of the type contemplated in
Section 4(a) or (b) hereof but not expressly provided for by such provisions (other than the granting of stock appreciation rights, phantom stock rights or other rights with equity features) other than cash bonuses, then, unless in the opinion of the Company's Board of Directors such action will not have a material adverse effect upon the rights of the Holder (taking into consideration, if necessary, any prior actions which the Company's Board of Directors deemed not to materially adversely affect the rights of the Holder), the Aggregate Number shall be adjusted in such manner and at such time as the Company's Board of Directors may in good faith determine to be equitable in the circumstances.

         (d) Notices.

                           (i) Notice of Proposed  Actions.  In case the Company
                  shall propose (A) to pay any dividend payable in stock of any class to the holders of the Common Stock or to make any other distribution to the holders of the Common Stock, (B) to offer to the holders of the Common Stock rights to subscribe for or to purchase any Convertible Securities or additional shares of Common Stock or shares of stock of any class or any other securities, warrants, rights or options, (other than the exercise of preemptive rights by such a holder) (C) to effect any reclassification of the Common Stock, (D) to effect any recapitalization, stock subdivision, stock combination or other capital reorganization, (E) to effect any consolidation or merger, share exchange, or sale, lease or other disposition of all or substantially all of its property, assets or business, (F) to effect the liquidation, dissolution or winding up of the Company, or (G) to effect any other action which would require an adjustment under this Section 4, then in each such case the Company shall give to the Holder written notice of such proposed action, which shall specify the date on which a record is to be taken for the purposes of such stock dividend, stock subdivision, stock combination, distribution or rights, or the date on which such
                  reclassification,       recapitalization,      reorganization,
                  consolidation, merger, share exchange, sale, lease, transfer, disposition, liquidation, dissolution, winding up or other




                              Page 37 of 46 Pages
                  transaction is to take place and the date of participation therein by the holders of Common Stock, if any such date is to be fixed, or the date on which the transfer of Common Stock is to occur, and shall also set forth such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action on the Common Stock and on the Aggregate Number after giving effect to any adjustment which will be required as a result of such action. Such notice shall be so given in the case of any action covered by clause (A) or (B) above at least ten (10) days prior to the record date for determining holders of the Common Stock for purposes of such action and, in the case of any other such action, at least ten
                  (10) days prior to the earlier of the date of the taking of such proposed action or the date of participation therein by the holders of Common Stock.

                           (ii) Adjustment Notice. Whenever the Aggregate Number
                  is to be adjusted pursuant to this Section 4, unless otherwise agreed by the Holder, the Company shall promptly (and in any event within twenty (20) Business Days after the event requiring the adjustment) prepare a certificate signed by the Chief Financial Officer of the Company, setting forth, in reasonable detail, the event requiring the adjustment and the method by which such adjustment is to be calculated. The Company shall keep at its principal office copies of all such certificates and cause the same to be available for inspection at said office during normal business hours by the Holder or any prospective purchaser of the Warrant (in whole or in part) if so designated by the Holder.

         5. No Dilution or Impairment. The Company will not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, share exchange, dissolution or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, including, without limitation, the adjustments required under Section 4 hereof, and will at all times in good faith assist in the carrying out of all such terms and in taking of all such action as may be necessary or appropriate to protect the rights of the Holder against dilution or other impairment. Without limiting the generality of the foregoing and notwithstanding any other provision of this Warrant to the contrary (including by way of implication), the Company (a) will not increase the par value of any shares of Common Stock receivable on the exercise of this Warrant above the amount payable therefor on such exercise or (b) will take all such action as may be necessary or appropriate so that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock on the exercise of this Warrant.

         6. Definitions. The terms defined in this Section 6, whenever used in this Warrant, shall, unless the context otherwise requires, have the respective meanings hereinafter specified:

         (a) "Aggregate Number" shall have the meaning set forth in the recitals hereto.

         (b) "Business Day" shall mean any day other than a Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law or executive order to close.




                              Page 38 of 46 Pages

         (c) "Capital Stock" shall mean (a) with respect to any Person that is a corporation, any and all shares, interests or equivalents in capital stock (whether voting or nonvoting, and whether common or preferred) of such corporation, and (b) with respect to any Person that is not a corporation, any and all partnership, membership, limited liability company or other equity interests of such Person that confer on a Person the right to receive a share of the profits and losses of, or the distribution of assets of, the issuing Person; and in each case, any and all warrants, rights or options to purchase, and all conversion or exchange rights, voting rights, calls or rights of any character with respect to, any of the foregoing, including, without limitation, any rights in respect of any change in the value of any of the foregoing, including stock appreciation rights and similar interests.

         (d)  "Cashless  Exercise"  shall have the  meaning set forth in Section
1(b).

         (e) "Closing Date" shall mean June 1, 2005.

         (f) "Common Stock" shall mean the Common Stock, par value $.01 per share, of the Company or any other Capital Stock of the Company into which such stock is reclassified or reconstituted.

         (g) "Company" shall have the meaning set forth in the introductory paragraph hereto.

         (h) "Convertible Securities" shall mean evidences of indebtedness, shares of stock or other securities (including, without limitation, options and warrants) which are directly or indirectly convertible, exercisable or exchangeable, with or without payment of additional consideration in cash or property, for shares of Common Stock, either immediately or upon the onset of a specified date or the happening of a specified event.

         (i)  "Distribution"  shall  have  the  meaning  set  forth  in  Section
4(a)(ii).

         (j) "Fair Market Value" shall mean, with respect to a share of Common Stock on any date: (i) the fair market value of the outstanding Common Stock over then ten (10) trading days prior to the date of calculation based upon (a) if the Common Stock is listed on a national securities exchange, the closing price per share of Common Stock on each such day published in The Wall Street Journal (National Edition) or, if no such closing price on each such day is published in The Wall Street Journal (National Edition), the average of the closing bid and asked prices on each such day, as officially reported on the principal national securities exchange on which the Common Stock is then listed or admitted to trading; (b) if the Common Stock is not then listed or admitted to trading on any national securities exchange, but is designated as a national market system security, the last trading price of the Common Stock on each such day; and (c) if there shall have been no trading on any such day or if the Common Stock is not so designated, the average of the reported closing bid and asked price of the Common Stock, on each such day as shown by NASDAQ and reported by any member firm of the NYSE selected by the Company; or (ii) if none of (i)(a), (b) or (c) is applicable, a market price per share determined in good faith by the Board of Directors of the Company, which shall be deemed to be "Fair Market Value".

         (k) "Fully Diluted" shall mean, with respect to the Common Stock as of a





                              Page 39 of 46 Pages
particular time, the total number of outstanding shares of Common Stock as of such time as determined by treating (i) the shares issuable under the Warrants as having been issued and (ii) all outstanding and "in-the-money" and then exercisable Convertible Securities, as having been converted, exercised or exchanged and the shares issuable thereunder as having been issued.

         (1) "Holder" shall mean any holder of an interest in the Warrant or the outstanding Warrant Shares who becomes a holder in compliance with Section 2 hereof.

         (m) "Person" shall mean any individual, firm, corporation, limited liability company, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

         (n) "Qualified Public Offering" shall mean the consummation of a firm commitment public offering of the Common Stock of the Company by a nationally recognized investment banking firm pursuant to an effective registration statement under the Securities Act covering the offer and sale of such securities for cash for the account of the Company.

         (o) "Required Holders" shall mean the holders of a majority of the Total Warrant Shares.

         (p) Securities Act" shall mean the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations thereunder as the same shall be in effect at the time.

         (q) "Stock Combination" shall have the meaning set forth in Section 4(a)(i).

         (r)  "Stock  Dividend'  shall  have the  meaning  set forth in  Section
4(a)(i).

         (s) "Stock Subdivision" shall have the meaning set forth in Section 4(a)(i).

         (t) "Total Warrants" shall mean this Warrant, together with any portions thereof assigned or transferred.

         (u) "Total Warrant Shares" shall mean the shares of Common Stock issuable upon exercise of the Total Warrants and which have not been so exercised.

         (v) "Transaction" shall have the meaning set forth in Section 4(b).

         (w) "Warrant Purchase Price" shall mean the purchase price of $7.20 per share of Common Stock payable upon exercise of this Warrant, as adjusted as provided herein.

         (x) "Warrants" shall mean this Warrant and all Warrants issued in exchange, transfer or replacement thereof.

         (y) "Warrant Shares" shall have the meaning set forth in the fourth paragraph hereto.




                              Page 40 of 46 Pages

         (z) As used herein, any reference to a specified percentage of Warrants or Warrant Shares shall exclude any Warrants or Warrant Shares held by the Company or a subsidiary thereof.

         7. Exchange, Replacement and Assignability. This Warrant is exchangeable, upon the surrender hereof by the Holder at the office or agency of the Company described in Section 1, for new Warrants of like tenor and date representing in the aggregate the right to purchase the number of shares which may be purchased hereunder, each of such new Warrants to represent the right to purchase such number of shares as shall be designated by such Holder at the time of such surrender. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of Warrants and, in the case of any such loss, theft or destruction, of an indemnity letter (reasonably satisfactory to the Company) of an institutional holder of such Warrants, or in other cases, of a bond of indemnity or other security satisfactory to the Company, or, in the case of any such mutilation, upon surrender or cancellation of Warrants, the Company will issue to the Holder a new Warrant of like tenor and date, in lieu of this Warrant or such new Warrants, representing the right to purchase the number of shares which may be purchased hereunder. Subject to compliance with
Section 2, this Warrant and all rights hereunder are transferable in whole or in part upon the books of the Company by the registered holder hereof in person or by duly authorized attorney, and new Warrants shall be made and delivered by the Company, of the same tenor and date as this Warrant but registered in the name of the transferees, upon surrender of this Warrant, duly endorsed, to the appropriate office or agency of the Company. All expenses, taxes (other than stock transfer taxes) and other charges payable in connection with the preparation, execution and delivery of Warrants pursuant to this Section 7 shall be paid by the Company.

         8. Transfer Books. No Rights as Stockholder, Survival of Rights. The Company will at no time close its transfer books against the transfer of this Warrant or any Warrant Shares in any manner which interferes with the timely exercise of this Warrant. This Warrant shall not entitle the Holder to any voting rights or any rights as a stockholder of the Company. The rights and obligations of the Company, of the Holder of this Warrant and of any Holder of Warrant Shares issued upon exercise of this Warrant pursuant to the terms of this Warrant shall survive the exercise of this Warrant.

         9. Omissions and  Indulgences:  Amendment and Waiver.

         (a) It is agreed that any waiver, permit, consent or approval of any kind or character on the Holder's part of any breach or default under this Warrant, or any waiver on the Holder's part of any provisions or conditions of this Warrant must be in writing.

         (b) Any amendment, supplement or modification of or to any provision of this Warrant, any waiver of any provision of this Warrant and any consent to any departure by any party from the terms of any provision of this Warrant shall be effective only if it is made or given in writing and signed by the Company and the Required Holders; provided, however, that no such amendment, supplement or modification may be made without the written consent of the Holder if such amendment, supplement or modification changes the Aggregate Number, the Warrant Purchase Price or the expiration date of this Warrant.




                              Page 41 of 46 Pages

         (c) Any amendment or waiver consented to as provided in this Section 9 is binding upon each future holder of this Warrant and upon the Company without regard to whether this Warrant has been marked to indicate such amendment or waiver.

         10. Rights of Transferees. Subject to compliance with Section 2, the rights granted to the Holder hereunder of this Warrant shall pass to and inure to the benefit of all subsequent transferees of all or any portion of the Warrant (provided that the Holder and any transferee shall hold such rights in proportion to their respective ownership of the Warrant and Warrant Shares) until extinguished pursuant to the terms hereof.

         11. Captions. The titles and captions of the Sections and other provisions of this Warrant are for convenience of reference only and are not to be considered in construing this Warrant.

         12. Notices. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, telecopy, overnight courier service or personal delivery:

               (a) if to the Company:

                           Hawaiian Holdings, Inc.
                           3375 Koapaka Street
                           Suite G-350
                           Honolulu, Hawaii 96819

                           Attention: Chief Executive Officer
                           Facsimile: (808) 835-3690

                           with copies to:

                           Dechert LLP
                           30 Rockefeller Plaza
                           New York, New York 10112
                           Attention: Charles I. Weissman, Esq.
                           Facsimile: (212) 698-3599

                   (b) if to the Holder:

                           _____________
                           _____________
                           _____________
                           _____________
                           Attention: _____________
                           Facsimile: _____________

All such notices and communications shall be deemed to have been duly given: when delivered by hand, if personally delivered; when delivered by courier, if delivered by commercial



                              Page 42 of 46 Pages
overnight courier service; five (5) Business Days after being deposited in the mail, postage prepaid, if mailed; and when receipt is acknowledged, if telecopied.

         13. Successors and Assigns. This Warrant shall be binding upon and inure to the benefit of the parties hereto and their respective successors or heirs and personal representatives and permitted assigns; provided, that the Company shall have no right to assign its rights, or to delegate its obligations, hereunder without the prior written consent of the Holder.

         14. Governing Law. THIS WARRANT IS TO BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF DELAWARE AND WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW OF SUCH STATE.

         15. Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof. The parties hereto further agree to replace such invalid, illegal or unenforceable provision of this Warrant with a valid, legal and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

         16. Entire Agreement. This Warrant contains the entire agreement among the parties with respect to the subject matter hereof and thereby supercedes all prior and contemporaneous agreements or understandings with respect thereto.

         17. No Strict Construction. The Company and the Holder each acknowledge that they have been represented by counsel in connection with this Warrant. The Company and the Holder have participated jointly in the negotiation and drafting of this Warrant. In the event an ambiguity or question of intent or interpretation arises under any provision of this Warrant, this Warrant shall be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Warrant.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]














                              Page 43 of 46 Pages

         IN WITNESS WHEREOF, Hawaiian Holdings, Inc. has caused this Warrant to be signed by its duly authorized officer and dated as of May 1, 2006.


                                    HAWAIIAN HOLDINGS, INC.


                                    /s/ Peter R. Ingram
                                    ------------------------------
                                    Name:  Peter R. Ingram
                                    Title: Chief Financial Officer and Treasurer






















                              Page 44 of 46 Pages

                                SUBSCRIPTION FORM


To:       Hawaiian Holdings, Inc.
          3375 Koapaka Street
          Suite G-350
          Honolulu, HI 96819
          Attention: Chief Executive Officer
          Facsimile: (808) 835-3690


         1. The undersigned, pursuant to the provisions of the attached Warrant, hereby elects to exercise this Warrant with respect to ____ shares of Common Stock (the "Exercise Amount"). Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the attached Warrant.

         2. The undersigned herewith tenders payment for such shares in the following manner (please check type, or types, of payment and indicate the portion of the Exercise Price to be paid by each type of payment):

          -----   Exercise for Cash  --------------------------
          -----   Cashless Exercise  --------------------------

         3. Please issue a certificate or certificates representing the shares issuable in respect hereof under the terms of the attached Warrant, as follows:


                                              ----------------------------------
                                              (Name of Record Holder/Transferee)

and deliver such certificate or certificates to the following address:


                                           -------------------------------------
                                           (Address of Record Holder/Transferee)

         4. The undersigned represents that the aforesaid shares are being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares.

         5. If the  Exercise  Amount  is less  than all of the  shares of Common
Stock purchasable hereunder, please issue a new warrant representing the remaining balance of such shares, as follows:



                                              ----------------------------------
                                              (Name of Record Holder/Transferee)



                              Page 45 of 46 Pages
and deliver such warrant to the following address:




                                           -------------------------------------
                                           (Address of Record Holder/Transferee)


                                           -------------------------------------
                                           (Signature)


------------------
(Date)

















                              Page 46 of 46 Pages